 Issuer Free Writing Prospectus dated September 29, 2025

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Relating to Preliminary Prospectus dated September 29, 2025

Registration Statement No. 333-290204

No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this document. Any representation to the contrary is an offence. This Offering (as defined herein) may not be suitable for you and you should only invest in it if you are willing to risk the loss of your entire investment. In making this investment decision, you should seek the advice of a registered dealer.

Offering Document under the Listed Issuer Financing Exemption	September 29, 2025

ALASKA SILVER CORP.
(the “Company”)

SUMMARY OF OFFERING

What are we offering?

Securities:

The Company will offer [●] units of the Company (the “Units”) at a price of US$[●] per Unit for gross proceeds of US$10,000,000 (the “Offering”).

Each Unit will consist of one subordinate voting share and one subordinate voting share purchase warrant (a “Warrant”). Each Warrant will be exercisable for one subordinate voting share of the Company (each, a “Warrant Share”) at US$[●] until the date which is three years from the Closing Date.

Offering:

The Offering is being made pursuant to an underwriting agreement to be entered into among the Company and Cantor Fitzgerald & Co. (the “Lead Underwriter”), as lead book-running manager, and a syndicate of underwriters (together with the Lead Underwriters, the “Underwriters”) on or before the Closing Date (as defined below). The Company has granted the Underwriters an option, exercisable in full or in part up to 30 days after the Closing Date, to offer for sale up to an additional 15% of the number of Units sold pursuant to the Offering (the “Underwriters’ Option”).

The Offering is also being made pursuant to a registration statement on Form S-1 (File No. 333-290204) prepared and filed with the U.S. Securities and Exchange Commission.

Offering Price:	US$[●] per Unit.
Closing Date:	On or about [●], 2025, or such other date as the Company and the Lead Underwriter may agree (the “Closing Date”). The Offering may close in tranches.
Exchange:	The issued and outstanding subordinate voting shares of the Company (the “Subordinate Voting Shares”) are listed on the TSX Venture Exchange (the “TSXV”) under the trading symbol “WAM”. In connection with the Offering, the Company has also applied to have the Subordinate Voting Shares quoted on the OTCQX under the symbol “WAMFF”.
Last Closing Price:	On September 26, 2025, being the last trading day before the date of this offering document, the closing price of the Subordinate Voting Shares on the TSXV was C$1.22 per Subordinate Voting Share.
Currency Presentation:	All dollar amounts referenced in this offering document, unless otherwise indicated, are expressed in United States dollars and are referred to as “$” or “US$”. Canadian dollars are referred to as “C$”.

The Company is conducting a listed issuer financing under section 5A.2 of National Instrument 45-106 Prospectus Exemptions. In connection with this offering, the Company represents the following is true:

•	The Company has active operations and its principal asset is not cash, cash equivalents or its exchange listing.

•	The Company has filed all periodic and timely disclosure documents that it is required to have filed.

•	The Company is relying on the exemptions in Coordinated Blanket Order 45-935 – Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the “Order”) and is qualified to distribute securities in reliance on the exemptions included in the Order.

•	The total dollar amount of this Offering, in combination with the dollar amount of all other offerings made under the listed issuer financing exemption and under the Order in the 12 months immediately preceding the date of the news release announcing this Offering, will not exceed $25,000,000.

•	The Company will not close this Offering unless the Company reasonably believes it has raised sufficient funds to meet its business objectives and liquidity requirements for a period of 12 months following the distribution.

•	The Company will not allocate the available funds from this Offering to an acquisition that is a significant acquisition or restructuring transaction under securities law or to any other transaction for which the Company seeks security holder approval.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This offering document contains forward- looking statements. The Company may, in some cases, use words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would”, and similar expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Forward-looking statements in this offering document include, but are not limited to, statements about: the Company’s strategies and objectives, both generally and in respect of the Company’s specific mineral properties; exploration plans and costs associated with the Illinois Creek Project; the completion of the Offering and Company’s intended use of proceeds from the Offering; the timing of decisions regarding the strategy and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s exploration programs; the timing and cost of the Company’s planned exploration programs, and the timing of the receipt of results therefrom; the Company’s future cash requirements; the Company’s retention of all available funds and any future earnings; general business and economic conditions; the Company’s ability to meet its financial obligations as they come due, including payments required to maintain the Company’s mineral property interests; the timing and pricing of proposed financings, if applicable; the anticipated use of the proceeds from any financings completed by the Company; the potential for the expansion of the known mineralized zones at the Company’s properties; and the potential for the amenability of mineralization to respond to proven technologies and methods for recovery of ore.

Although the Company believes that such statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to: the Company does not insure against all of the risks we face in the Company’s operations; the Company’s operations rely on adequate infrastructure and without reliable infrastructure, the Company’s capital and operating costs may be affected; the occurrence of a significant event which disrupts the production of mineral resources at the Company’s properties and the subsequent sale thereof for an extended period, could have a material negative impact on the Company’s business, financial condition and results of operations; the Company’s ability to acquire properties and develop mineral reserves in the future will depend on the Company’s ability to develop its present properties and the Company’s ability to select and acquire suitable producing properties or prospects for mineral exploration, of which there is a limited supply; the Company may experience an inability to attract or retain qualified personnel; the Company’s mineral resources are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized; and the risk factors in the Company’s other public filings available under the Company’s SEDAR+ profile at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Except as required by law, the Company disclaims any obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. The Company qualifies all of the forward-looking statements contained or incorporated by reference in this offering document by the foregoing cautionary statements.

SUMMARY DESCRIPTION OF BUSINESS

What is our business?

The Company is a mineral exploration company and engages principally in the operation, exploration and development of mineral properties in Alaska. The Company’s portfolio consists of five mineral deposits, including Round Top Property, Alaska, Illinois Creek Mine Project and Honker Property, Alaska. The Company’s exploration target projects in Alaska include Paw Print and Khotol Property.

Recent developments

There are no material recent developments in respect of the Company that have not been disclosed in this offering document or in any other document filed by the Company in the 12 months preceding the date of this offering document.

Material facts

There are no material facts about the securities being distributed that have not been disclosed in this offering document or in any other document filed by the Company in the 12 months preceding the date of this offering document and the date the Company’s most recent audited annual financial statements were filed.

What are the business objectives that we expect to accomplish using the available funds?

The Company’s business objective in pursuing the Offering is to support its operations. The net proceeds of the Offering will be used to fund the Company’s mineral exploration activities, to repay certain outstanding debt and for general working capital purposes (see below under “How will we use the available funds?”). The Company’s proposed exploration activity and the repayment of debt are the only significant events which must occur to meet the Company’s business objective and the proposed exploration activity at the Company’s properties will be undertaken beginning in the fourth quarter of 2025.

USE OF AVAILABLE FUNDS

What will our available funds be upon the closing of the Offering?

The expected total available funds to the Company following completion of the Offering (assuming the Underwriters’ Option is not exercised) is estimated to be US$8,750,000.

Assuming 100% of Offering (1)
A	Amount to be raised by this offering	US$10,000,000
B	Selling commissions and fees for Offering	US$750,000
C	Estimated offering costs (e.g., legal and regulator fees)	US$700,000
D	Net proceeds of offering: D = A – (B+C)	US$8,550,000
E	Working capital as at most recent month end (deficiency)	US$200,000
F	Additional sources of funding	Nil
G	Total available funds: G = D+E+F	US$8,750,000

Notes:

(1)	Amount does not include any gross proceeds that may be raised in connection with any exercise of the Underwriters’ Option. If the Underwriters’ Option is exercised, in whole or in part, the Company intends to use the proceeds raised therefrom as follows: (i) 6% of the additional proceeds will be used to repay a further portion owing by the Company under the Promissory Note (as defined below); and (ii) the remainder of the additional proceeds will be used towards mineral exploration activities at the Company’s properties.

How will we use the available funds?

Description of intended use of available funds listed in order of priority	Assuming 100% of Offering (1)
Mineral exploration activities at the Illinois Creek Project	US$4,250,000
Repayment of debt (2)	US$2,220,000
General working capital	US$2,280,000
Total	US$8,750,000

Notes:

(1)	Amount does not include any gross proceeds that may be raised in connection with any exercise of the Underwriters’ Option. If the Underwriters’ Option is exercised, in whole or in part, the Company intends to use the proceeds raised therefrom as follows: (i) 6% of the additional proceeds will be used to repay a further portion owing by the Company under the Promissory Note; and (ii) the remainder of the additional proceeds will be used towards mineral exploration activities at the Company’s properties.

(2)	Comprised of (i) US$900,000 to repay a portion of the amount of the promissory note owing by the Company issued in connection with its acquisition of Piek Incorporated (the “Promissory Note”), and (ii) US$1,320,000 to repay debt and interest owing pursuant to an unsecured loan transaction between the Company and certain lenders completed on March 21, 2025 (the “Loan Transaction”). The proceeds received by the Company from the Loan Transaction have been used to date for working capital and general corporate purposes. US$524,000 of the proceeds received by the Company from the Loan Transaction were loaned by certain insiders of the Company. For further details, please refer to the Company’s news release dated March 21, 2025.

The above noted allocation of capital and anticipated timing represents the Company’s current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. Although the Company intends to spend the proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above, as the amounts actually allocated and spent will depend on a number of factors, including the Company’s ability to execute on its business plan. See the “Cautionary Statement Regarding Forward-Looking Information” section above.

The most recent interim financial report of the Company included a going-concern note. The Company is still in the exploration stage and the Company has not yet generated positive cash flows from its operating activities, which may cast doubt on the Company's ability to continue as a going concern. The Offering is intended to permit the Company to carry out its work program at the Illinois Creek Project and is not expected to affect the decision to include a going-concern note in the next annual financial statements of the Company.

How have we used the other funds we have raised in the past 12 months?

Previous Financing	Intended Use of Funds	Use of Funds to Date
US$1,200,000 (1)	Working capital and general corporate purposes.	Working capital and general corporate purposes.

Notes:

(1)	Funds raised pursuant to the Loan Transaction.

FEES AND COMMISSIONS

Who are the dealers or finders that we have engaged in connection with this Offering, if any, and what are their fees?

Dealers:	Cantor Fitzgerald & Co. as lead book-running manager, and a syndicate of underwriters to be formed.
Underwriting Discount:	The Company has agreed to pay to an underwriting discount of 7.5% with respect to the Units sold in the Offering.
Underwriters’ Warrants:	The Company has agreed to issue to the Underwriters warrants to purchase up to a number of subordinate voting shares equal to 4.0% of the Units sold in the Offering (the “Underwriters’ Warrants”). Each Underwriters’ Warrant shall entitle the holder thereof to acquire one subordinate voting share of the Company at US$[●] beginning on the date which is 180 days after the Closing Date until the date which is 18 months from the Closing Date.

Does the Dealer have a conflict of interest?

To the knowledge of the Company, it is not a “related issuer” or “connected issuer” of or to the Underwriters, as such terms are defined in National Instrument 33-105 – Underwriting Conflicts.

PURCHASERS’ RIGHTS

Rights of Action in the Event of a Misrepresentation

If there is a misrepresentation in this offering document, you have a right

(a)	to rescind your purchase of these securities with the Company, or

(b)	to damages against the Company and may, in certain jurisdictions, have a statutory right to damages from other persons.

These rights are available to you whether or not you relied on the misrepresentation. However, there are various circumstances that limit your rights. In particular, your rights might be limited if you knew of the misrepresentation when you purchased the securities.

If you intend to rely on the rights described in paragraph (a) or (b) above, you must do so within strict time limitations.

You should refer to any applicable provisions of the securities legislation of your province or territory for the particulars of these rights or consult with a legal adviser.

The rights provided for under the Listed Issuer Financing Exemption are for the benefit of all purchasers.

ADDITIONAL INFORMATION

Where can you find more information about us?

Security holders can access the Company’s continuous disclosure filings on SEDAR+ at www.sedarplus.ca under the Company’s profile.

For further information regarding the Company, visit our website at www.alaskasilver.com.

Investors should read this offering document and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment of Shares.

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CERTIFICATE OF THE COMPANY

This offering document, together with any document filed under Canadian securities legislation on or after September 29, 2024, contains disclosure of all material facts about the securities being distributed and does not contain a misrepresentation.

September 29, 2025

/s/ Christopher ‘Kit’ Marrs	/s/ Darren Morgans
Christopher (Kit) Marrs Chief Executive Officer	Darren Morgans Chief Financial Officer